Inflection Point Acquisition Corp. VI
1680 Michigan Avenue Suite 700 #1031

Miami Beach, FL 33139

March 3, 2026

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3233

Re:	Inflection Point Acquisition Corp. VI – Withdrawal of Acceleration Request
Registration Statement on Form S-1
Filed December 23, 2025, as amended
File No. 333-292443

Dear Ms. Gorman:

Reference is made to our letter, filed as correspondence via EDGAR on March 2, 2026, in which we requested that the above-referenced Registration Statement be declared effective at 4:00 p.m. Eastern Time on March 4, 2026, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions, please call Joel Rubinstein of White & Case LLP at (212) 819-7642.

[Signature Page Follows]

Very truly yours,

By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP

[Signature Page to Acceleration Request Withdrawal]